Exhibit 1.01

Axcelis Technologies, Inc. Conflict Minerals Report

Products for which manufacturing was completed during

the year ended December 31, 2025

This conflict minerals report is an exhibit to the Form SD filed by Axcelis Technologies, Inc. (the “Company”). As noted in the Form SD, 33 suppliers that responded to the Company’s reasonable country of origin inquiry survey (representing 13% of all supplier responses with 2025 sales) indicated that they knew or had reason to believe that a conflict mineral incorporated in one or more of the Company’s Products (as defined below) originated in the Democratic Republic of the Congo or an adjoining country, and did not come from recycled or scrap sources.

Due Diligence

The Company has exercised due diligence on the source and chain of custody of certain gold, tin, tantalum, and tungsten necessary to the functionality or production of the products described below that were manufactured either by the Company or under contract to the Company (the “Company’s Products”), as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) during the period from January 1, 2025 to December 31, 2025. The Company’s due diligence conformed to the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold to the Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain included in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition.

The Company has taken the following actions as part of its due diligence:

Sourcing Policy. The Company adopted a conflict-free sourcing policy in 2012 as part of its Corporate Social Responsibility Policy, which is posted on the Company’s website. The Company has also communicated directly with suppliers regarding the content of the policy, which provides:

“Axcelis expects suppliers to only source materials from environmentally and socially responsible sources. Specifically, Axcelis will not support any vendor or other entity in its supply chain that extracts or transports minerals (including Tin, Tantalum, Tungsten or Gold) and uses the resulting financial or other resources to fund or otherwise fuel conflict in the Democratic Republic of the Congo, or any other country. Axcelis takes seriously the allegations that some metals mined or transported by such companies may be making their way into the general industry supply chain and that profits from these businesses could potentially contribute to human rights violations.

“Axcelis supports the development of independently verifiable supply chain transactions, when available and credible, to ensure materials are supplied from environmentally and socially responsible sources. Axcelis is committed to building on existing systems and practices to ensure that our suppliers comply with these expectations.”

Conflict Mineral Team. Beginning in 2013, the Company formed a team consisting of representatives from its Supply Chain management and Environmental, Health, and Safety management to focus on identifying the source of conflict minerals for reporting requirements.

Risk Identification and Assessment. The conflict mineral team has reviewed the Rule and educated itself regarding industry groups’ efforts to address due diligence, including the Responsible Minerals Initiative (“RMI”), which was founded in 2008 by the Responsible Business Alliance (formerly known as the Electronics Industry Citizenship Coalition) and the Global e-Sustainability Initiative. The RMI (formerly known as the Conflict-Free Sourcing Initiative) publishes a Conflict Minerals Reporting Template and manages a Responsible Minerals Assurance Process, which is an independent, third-party audit that determines which smelters and refiners can be verified as having systems in place to responsibly source minerals in line with current global standards.1 The conflict mineral team then developed a reasonable country of origin inquiry survey, as described in the Company’s Form SD, which allowed the Company to identify vendors for whom there was a risk of sourcing from the Democratic Republic of Congo or an adjoining country. The Company engaged in further communication with, and evaluation of, suppliers who were identified as risks through the survey, including review of documents submitted to the Company, such as vendor sourcing policies, RMI Conflict Mineral Reporting Templates, and other material.

Risk Mitigation Steps

During the reporting period for the calendar year ending December 31, 2026, the Company is continuing to engage in the activities described above in “Due Diligence.” In addition, in its efforts to attain a conflict-free supply chain for its products, the Company intends to continue to contact its suppliers to encourage them and the smelters/refiners in the Company’s supply chain to participate in the conflict free certification program developed under the Responsible Minerals Assurance Process of the RMI and the Global e-Sustainability Initiative.

Description of Products

With respect to those of the Company’s Products on which the Company exercised due diligence, the following table provides a description of the Company’s Products, the facilities used to process the necessary conflict minerals in those products, if known, the country of origin of the necessary conflict minerals, if known, and the efforts to determine the mine or location of origin of those products.

1 The Company, as a smaller semiconductor equipment manufacturing company, is relying on the RMI and other electronics industry groups, as contemplated by the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition. Specifically, the Company notes the following observation in Section C5 of the Supplement on Tin, Tantalum and Tungsten to the OECD’s Five-Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain: “Companies which, due to their size or other factors, may find it difficult to identify actors upstream from their direct suppliers may engage and actively cooperate with industry members with whom they share suppliers or downstream companies with whom they have a business relationship to identify which smelters are in the supply chain.”

Description of Product Subject to Due Diligence	Facilities Used to Process the Conflict Minerals in the Product	Country of Origin of the Conflict Minerals	Efforts to Determine the Mine or Location of Origin
Components or parts for semiconductor processing ion implantation equipment sold by the Company covered by 22 supplier responses.	These vendors represented that all of the conflict minerals sourced from the Democratic Republic of the Congo and adjoining countries were from RMAP Conformant Smelters and Refiners[2] or ITSCI sources.[3]	Unknown	Receipt of completed RMI Conflict Mineral Reporting Template.

Components or parts for semiconductor processing ion implantation equipment sold by the Company purchased from 11 vendors.	These vendors represented that some or all of the conflict minerals sourced from the Democratic Republic of the Congo and adjoining countries were not from RMAP Conformant Smelters and Refiners or ITSCI sources.	Unknown	Ongoing communication with the vendors, including a reminder of the Company’s sourcing policy and a request that the vendor work to ensure that all smelters/refiners used are RMAP Conformant or ITSCI sources. The Company will ask the vendor to confirm when they are using RMAP Conformant smelters or ITSCI sources and will from time to time consider a different source of the components or parts if the vendor has not provided such confirmation.

2 RMAP Conformant Smelters and Refiners are smelters and refiners which are conformant with the Responsible Minerals Assurance Process assessment protocols published by the RMI. These protocols are used to determine which smelters and refiners can be verified as having systems in place to responsibly source minerals in line with current global standards.

3 ITSCI sources are sources for tin which are certified as conflict free by ITRI, the global tin industry association.

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